                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*

                             PARADIGM GENETICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   69900R 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 JOHN J. GANNON
                          C/O POLARIS VENTURE PARTNERS
                         1000 WINTER STREET, SUITE 3350
                             WALTHAM, MA 02451-1215

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 13, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-1(A) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 69900R 10 6                    13D                  Page 2 of 23 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     POLARIS VENTURE PARTNERS, L.P.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     See Item 2 for identification of General Partner
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)
                                                                (b)   /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or (e)                                              [___]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
--------------------------------------------------------------------------------
      NUMBER OF SHARES         7     SOLE VOTING POWER
    BENEFICIALLY OWNED BY            258,610(A)
    REPORTING PERSON WITH     --------------------------------------------------
                               8     SHARED VOTING POWER
                                     0(A)
                              --------------------------------------------------
                               9     SOLE DISPOSITIVE POWER
                                     258,610(A)
                              --------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     0(A)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     258,610(A)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          /X/
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .82%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     PN
--------------------------------------------------------------------------------
(A) Excludes an aggregate of 1,149,903 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

CUSIP NO. 69900R 10 6                    13D                  Page 3 of 23 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     POLARIS VENTURE PARTNERS FOUNDERS' FUND, L.P.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     See Item 2 for identification of General Partner
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)
                                                                (b)   /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or (e)                                              [___]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
--------------------------------------------------------------------------------
      NUMBER OF SHARES         7     SOLE VOTING POWER
    BENEFICIALLY OWNED BY            15,472(A)
    REPORTING PERSON WITH     --------------------------------------------------
                               8     SHARED VOTING POWER
                                     0(A)
                              --------------------------------------------------
                               9     SOLE DISPOSITIVE POWER
                                     15,472(A)
                              --------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     0(A)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     15,472(A)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          /X/
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .05%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     PN
--------------------------------------------------------------------------------
(A) Excludes an aggregate of 1,393,041 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

CUSIP NO. 69900R 10 6                    13D                  Page 4 of 23 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     POLARIS VENTURE MANAGEMENT CO., L.L.C.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     See Item 2 for list of Managing Members
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)
                                                                (b)   /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or (e)                                              [___]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
--------------------------------------------------------------------------------
      NUMBER OF SHARES         7     SOLE VOTING POWER
    BENEFICIALLY OWNED BY            274,082(A)
    REPORTING PERSON WITH     --------------------------------------------------
                               8     SHARED VOTING POWER
                                     0(A)
                              --------------------------------------------------
                               9     SOLE DISPOSITIVE POWER
                                     274,082(A)
                              --------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     0(A)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     274,082(A)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          /X/
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .87%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     OO
--------------------------------------------------------------------------------
(A) Excludes an aggregate of 1,134,431 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

CUSIP NO. 69900R 10 6                    13D                  Page 5 of 23 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     POLARIS VENTURE PARTNERS III, L.P.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     See Item 2 for identification of General Partner
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)
                                                                (b)   /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or (e)                                              [___]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
--------------------------------------------------------------------------------
      NUMBER OF SHARES         7     SOLE VOTING POWER
    BENEFICIALLY OWNED BY            868,974(A)
    REPORTING PERSON WITH     --------------------------------------------------
                               8     SHARED VOTING POWER
                                     0(A)
                              --------------------------------------------------
                               9     SOLE DISPOSITIVE POWER
                                     868,974(A)
                              --------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     0(A)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     868,974(A)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          /X/
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.76%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     PN
--------------------------------------------------------------------------------
(A) Excludes an aggregate of 539,539 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

CUSIP NO. 69900R 10 6                    13D                  Page 6 of 23 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     POLARIS VENTURE PARTNERS ENTREPRENEURS' FUND III, L.P.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     See Item 2 for identification of General Partner
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)
                                                                (b)   /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or (e)                                              [___]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
--------------------------------------------------------------------------------
      NUMBER OF SHARES         7     SOLE VOTING POWER
    BENEFICIALLY OWNED BY            42,503(A)
    REPORTING PERSON WITH     --------------------------------------------------
                               8     SHARED VOTING POWER
                                     0(A)
                              --------------------------------------------------
                               9     SOLE DISPOSITIVE POWER
                                     42,503(A)
                              --------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     0(A)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     42,503(A)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          /X/
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .14%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     PN
--------------------------------------------------------------------------------
(A) Excludes an aggregate of 1,366,010 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

CUSIP NO. 69900R 10 6                    13D                  Page 7 of 23 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     POLARIS VENTURE PARTNERS FOUNDERS' FUND III, L.P.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     See Item 2 for identification of General Partner
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)
                                                                (b)   /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or (e)                                              [___]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
--------------------------------------------------------------------------------
      NUMBER OF SHARES         7     SOLE VOTING POWER
    BENEFICIALLY OWNED BY            20,567(A)
    REPORTING PERSON WITH     --------------------------------------------------
                               8     SHARED VOTING POWER
                                     0(A)
                              --------------------------------------------------
                               9     SOLE DISPOSITIVE POWER
                                     20,567(A)
                              --------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     0(A)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     20,567(A)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          /X/
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .07%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     PN
--------------------------------------------------------------------------------
(A) Excludes an aggregate of 1,387,946 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

CUSIP NO. 69900R 10 6                    13D                  Page 8 of 23 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     POLARIS VENTURE MANAGEMENT CO. III, L.L.C
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     See Item 2 for identification of General Partner
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)
                                                                (b)   /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or (e)                                              [___]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     STATE OF DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF SHARES         7     SOLE VOTING POWER
    BENEFICIALLY OWNED BY            932,044(A)
    REPORTING PERSON WITH     --------------------------------------------------
                               8     SHARED VOTING POWER
                                     0(A)
                              --------------------------------------------------
                               9     SOLE DISPOSITIVE POWER
                                     932,044(A)
                              --------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     0(A)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     932,044(A)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                           /X/
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.96%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     OO
--------------------------------------------------------------------------------
(A) Excludes an aggregate of 476,469 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

CUSIP NO. 69900R 10 6                    13D                  Page 9 of 23 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     STEPHEN D. ARNOLD
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)
                                                                (b)   /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO*
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or (e)                                              [___]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Citizen
--------------------------------------------------------------------------------
      NUMBER OF SHARES         7     SOLE VOTING POWER
    BENEFICIALLY OWNED BY            77,902(A)
    REPORTING PERSON WITH     --------------------------------------------------
                               8     SHARED VOTING POWER
                                     1,206,126(A)
                              --------------------------------------------------
                               9     SOLE DISPOSITIVE POWER
                                     77,902(A)
                              --------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     1,206,126(A)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,284,028(A)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                           /X/
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.08%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------
(A) Excludes an aggregate of 124,485 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.
*    Personal Funds used to purchase 77,902 shares.

CUSIP NO. 69900R 10 6                    13D                 Page 10 of 23 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     JONATHAN A. FLINT
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)
                                                                (b)   /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or (e)                                              [___]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Citizen
--------------------------------------------------------------------------------
      NUMBER OF SHARES         7     SOLE VOTING POWER
    BENEFICIALLY OWNED BY            0(A)
    REPORTING PERSON WITH     --------------------------------------------------
                               8     SHARED VOTING POWER
                                     1,206,126(A)
                              --------------------------------------------------
                               9     SOLE DISPOSITIVE POWER
                                     0(A)
                              --------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     1,206,126(A)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,206,126(A)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                           /X/
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.84%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------
(A) Excludes an aggregate of 202,387 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

CUSIP NO. 69900R 10 6                    13D                 Page 11 of 23 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     TERRANCE G. MCGUIRE
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)
                                                                (b)   /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO*
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or (e)                                              [___]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Citizen
--------------------------------------------------------------------------------
      NUMBER OF SHARES         7     SOLE VOTING POWER
    BENEFICIALLY OWNED BY            124,485(A)
    REPORTING PERSON WITH     --------------------------------------------------
                               8     SHARED VOTING POWER
                                     1,206,126(A)
                              --------------------------------------------------
                               9     SOLE DISPOSITIVE POWER
                                     124,485(A)
                              --------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     1,206,126(A)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,330,611
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                           /X/
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.23%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------
(A) Excludes an aggregate of 77,902 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.
*    Personal Funds used to purchase 124,485 shares.

CUSIP NO. 69900R 10 6                    13D                 Page 12 of 23 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     ALAN SPOON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)
                                                                (b)   /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or (e)                                           [___]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Citizen
--------------------------------------------------------------------------------
      NUMBER OF SHARES         7     SOLE VOTING POWER
    BENEFICIALLY OWNED BY            0(A)
    REPORTING PERSON WITH     --------------------------------------------------
                               8     SHARED VOTING POWER
                                     932,044(A)
                              --------------------------------------------------
                               9     SOLE DISPOSITIVE POWER
                                     0(A)
                              --------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     932,044(A)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     932,044(A)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                           /X/
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.96%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------
(A) Excludes an aggregate of 476,469 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

CUSIP NO. 69900R 10 6                    13D                 Page 13 of 23 Pages
---------------------                                        -------------------

Item 1. SECURITY AND ISSUER.

          The title of the class of securities to which this Schedule 13D relates is Common Stock ("Common Stock") of Paradigm Genetics, Inc., a Delaware corporation (the "Issuer" or "Company"). The principal executive offices of the Issuer are located at 104 Alexander Drive, Research Triangle Park, NC 27709.

Item 2. IDENTITY AND BACKGROUND.

          Set forth below is the following information with respect to each of the persons filing this Schedule 13D (together, the "Filing Persons") and, in addition, each of such person's managing partners or managing members, as the case may be, and, if applicable, the persons controlling such managing partners or managing members (such additional persons, together with the Filing Persons, the "Item 2 Persons"): (a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) principal business (if entity) or principal occupation and name, business and address of employer (if individual); (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws and (f) citizenship (if individual) or jurisdiction of organization (if entity).

     I.

          (a) Polaris Venture Partners, L.P., a Delaware limited partnership ("PVP, L.P."). The General Partner of PVP, L.P. is Polaris Venture Management Co., L.L.C., a Delaware limited liability company ("PVM I"). The Managing Members of PVM I are Stephen D. Arnold ("Arnold"), Terrance G. McGuire ("McGuire") and Jonathan
               A. Flint ("Flint").

          (b)     1000 Winter Street, Suite 3350, Waltham, MA, 02451-1215

          (c)     PVP, L.P. is an investment fund.

          (d)     No criminal convictions (1).

          (e)     No adverse civil judgments for violations of securities laws
               (1).

          (f)     Delaware.

     II.

          (a) Polaris Venture Partners Founders' Fund, L.P., a Delaware limited partnership ("Founders' I"). The General Partner of Founders' I is PVM I.

          (b)     1000 Winter Street, Suite 3350, Waltham, MA, 02451-1215

          (c)     Founders' I is an investment fund.

          (d)     No criminal convictions (1).

          (e)     No adverse civil judgments for violations of securities laws
               (1).

CUSIP NO. 69900R 10 6                    13D                 Page 14 of 23 Pages
---------------------                                        -------------------

          (f)     Delaware

     III.

          (a) Polaris Venture Management Co., L.L.C., a Delaware limited liability company. The Managing Members of PVM I are Arnold, McGuire and Flint.

          (b)     1000 Winter Street, Suite 3350, Waltham, MA, 02451-1215

          (c)     PVM I is an investment fund manager.

          (d)     No criminal convictions (1).

          (e)     No adverse civil judgments for violations of securities laws
               (1).

          (f)     Delaware.

     IV.

          (a) Polaris Venture Partners III, L.P., a Delaware limited partnership ("PVP III, L.P."). The General Partner of PVP III, L.P. is Polaris Venture Management Co. III, L.L.C., a Delaware limited liability company ("PVM III"). The Managing Members of PVM III are Arnold, McGuire, Flint and Alan Spoon ("Spoon").

          (b)     1000 Winter Street, Suite 3350, Waltham, MA, 02451-1215

          (c)     PVP III, L.P. is an investment fund.

          (d)     No criminal convictions (1).

          (e)     No adverse civil judgments for violations of securities laws
               (1).

          (f)     Delaware.

     V.

          (a) Polaris Venture Partners Founders' Fund III, L.P., a Delaware limited partnership ("Founders' III"). The General Partner of Founders' III is PVM III.

          (b)     1000 Winter Street, Suite 3350, Waltham, MA, 02451-1215

          (c)     Founders' III is an investment fund.

          (d)     No criminal convictions (1).

          (e)     No adverse civil judgments for violations of securities laws
               (1).

          (f)     Delaware.

CUSIP NO. 69900R 10 6                    13D                 Page 15 of 23 Pages
---------------------                                        -------------------

     VI.

          (a) Polaris Venture Partners Entrepreneurs' Fund III, L.P., a Delaware limited partnership ("Entrepreneurs' III"). The General Partner of Entrepreneurs' III is PVM III.

          (b)     1000 Winter Street, Suite 3350, Waltham, MA, 02451-1215

          (c)     Entrepreneurs' III is an investment fund.

          (d)     No criminal convictions (1).

          (e)     No adverse civil judgments for violations of securities laws
               (1).

          (f)     Delaware.

     VII.

          (a) Polaris Venture Management Co. III, L.L.C., a Delaware limited liability company. The Managing Members of PVM III are Arnold, McGuire and Flint.

          (b)     1000 Winter Street, Suite 3350, Waltham, MA, 02451-1215.

          (c)     PVM III is an investment fund manager.

          (d)     No criminal convictions (1).

          (e) No adverse civil judgments for violations of securities laws (1).

          (f)     Delaware.

     VIII.

          (a)     Stephen D. Arnold

          (b)     1000 Winter Street, Suite 3350, Waltham, MA, 02451-1215

          (c)     Arnold is a Managing Member of PVM I and PVM III.

          (d)     No criminal convictions (1).

          (e)     No adverse civil judgments for violations of securities laws
               (1).

          (f)     Citizen of the United States of America.

     IX.

          (a)     Jonathan A. Flint

          (b)     1000 Winter Street, Suite 3350, Waltham, MA, 02451-1215.

          (c)     Flint is a Managing Member of PVM I and PVM III.

          (d)     No criminal convictions (1).

CUSIP NO. 69900R 10 6                    13D                 Page 16 of 23 Pages
---------------------                                        -------------------

          (e)     No adverse civil judgments for violations of securities laws
               (1).

          (f)     Citizen of the United States of America.

     X.

          (a)     Terrance G. McGuire

          (b)     1000 Winter Street, Suite 3350, Waltham, MA, 02451-1215.

          (c)     McGuire is a Managing Member of PVM I and PVM III.

          (d)     No criminal convictions (1).

          (e)     No adverse civil judgments for violations of securities laws
               (1).

          (f)     Citizen of the United States of America.


     XI.

          (a)     Alan Spoon

          (b)     1000 Winter Street, Suite 3350, Waltham, MA, 02451-1215.

          (c)     McGuire is a Managing Member of PVM III.

          (d)     No criminal convictions (1).

          (e)     No adverse civil judgments for violations of securities laws
               (1).

          (f)     Citizen of the United States of America.

----------
(1) During the last five years, no person listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Inapplicable.

Item 4. PURPOSE OF TRANSACTION.

     Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the Common Stock owned by them as reported in this
Schedule 13D in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company's business, financial condition, operations and prospects; the relative

CUSIP NO. 69900R 10 6                    13D                 Page 17 of 23 Pages
---------------------                                        -------------------

attractiveness of alternative business and investment opportunities; and other future developments.

     Except as described above, no reporting person has any current plans or proposals that relate to or would result in:

               (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

               (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e) Any material change in the present capitalization or dividend policy of the Issuer;

               (f) Any other material change in the Issuer's business or corporate structure;

               (g) Change in the Issuer's character, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

               (j)  Any action similar to any of those enumerated above.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

          (a) AND (b) Except to the extent otherwise expressly stated herein, this Schedule 13D shall not be construed as an admission that any Item 2 Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any Common Stock disclosed in this Schedule 13D. The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this
Schedule 13D that are beneficially owned by each Item 2 Person are as follows:

CUSIP NO. 69900R 10 6                    13D                 Page 18 of 23 Pages
---------------------                                        -------------------

                                     Common Stock Beneficially Owned
                                                                     %                    Voting     Dispositive
      Item 2 Person          Shares Outstanding                of Class (1)                Power        Power
--------------------------  ---------------------- ------------------------------------ ----------- ---------------
PVP, L.P.(2)                            258,610                    .82%                    sole         sole
Founders' I(2)                           15,472                    .05%                    sole         sole
PVM I                                   274,082                    .87%                    sole         sole
PVP III, L.P.(3)                        868,974                   2.76%                    sole         sole
Founders' III(3)                         20,567                    .07%                    sole         sole
Entrepreneurs' III(3)                    42,503                    .14%                    sole         sole
PVM III                                 932,044                   2.96%                    sole         sole
Arnold(4),(5)                         1,284,028                   4.08%                  shared(6)    shared(6)
Flint(4),(5)                          1,206,126                   3.84%                  shared       shared
McGuire(4),(5)                        1,330,611                   4.23%                  shared(7)    shared(7)
Spoon(5)                                932,044                   2.96%                  shared       shared

----------
(1) All percentages in this table are based, pursuant to Rule 13d-1(j) of the Securities Exchange Act of 1934, on the 31,446,326 shares of Common Stock of the Company to be outstanding as of November 13, 2001 as reported in the Company's report on Form 10Q filed November 13, 2001.

(2) Each noted entity (together, the "PVP I Funds" ) is the holder of record of the securities set forth opposite the name of such entity and has sole voting and investment power with respect to such securities. PVM I, as sole General Partner of PVP, L.P. and Founders' I, may also be deemed to have sole voting and investment power with respect to such securities.

(3) Each noted entity (together, the "PVP III Funds") is the holder of record of the securities set forth opposite the name of such entity and has sole voting and investment power with respect to such securities. PVM III, as sole General Partner of PVP III, L.P., Founders' III and Entrepreneurs' III, may also be deemed to have sole voting and investment power with respect to such securities.

(4) Under the operating agreement of PVM I, the Managing Members share voting and dispositive power over the Company's securities. As such, each noted individual may be deemed to have shared voting and dispositive power over the securities of the Company owned by the PVP I Funds. Each individual disclaims beneficial ownership of such securities except to the extent of his respective pecuniary interests therein.

(5) Under the operating agreement of PVM III, the Managing Members share voting and dispositive power over the Company's securities. As such, each noted individual may be deemed to have shared voting and dispositive power over the securities of the Company owned by the PVP III Funds. Each individual disclaims beneficial ownership of such securities except to the extent of his respective pecuniary interests therein.

(6)  Sole as to 77,902 shares.

(7)  Sole as to 124,485 shares.

CUSIP NO. 69900R 10 6                    13D                 Page 19 of 23 Pages
---------------------                                        -------------------

(c)  The following is a list of transactions in the Issuer's securities by the
     Item 2 Persons, all of which were effected on the dates set forth below:

                                           Date of            Price Per
    Item 2 Person       Shares Sold      Transaction            Share
----------------------- ------------ --------------------- ------------
PVP, L.P.                    47,102     June 29, 2001          $ 7.57
PVP, L.P.                   141,307      July 2, 2001          $ 7.52
Founders' I                   2,898     June 29, 2001          $ 7.57
Founders' I                   8,693      July 2, 2001          $ 7.52
----------------------- ------------ --------------------- --------------
Total                       200,000

(d)  Inapplicable.

(e) The following is a list of the dates on which the each of the Item 2 Persons ceased to be an owner of more than five percent of a class of the Issuer's securities:

      Item 2 Person         5% Termination Date
-------------------------- -----------------------
PVP, L.P.                      February 5, 2001
Founders' I                    February 5, 2001
PVM I                          February 5, 2001
PVP III, L.P.                  February 5, 2001
Founders' III                  February 5, 2001
Entrepreneurs' III             February 5, 2001
PVM III                        February 5, 2001
Arnold                        November 13, 2001
Flint                         November 13, 2001
McGuire                       November 13, 2001
Spoon                          February 5, 2001

Item 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            There are no contracts, arrangements or understandings among any of the Item 2 Persons made or entered into specifically with respect to holding, voting or disposing of the Common Stock of the Issuer.

            Under the terms of the respective Partnership Agreements of the PVP I Funds, PVM I possesses the power to manage the investment activities of the PVP I Funds, including the power to direct the voting and direct the disposition of the Common Stock of the Issuer. Under the terms of the respective Partnership Agreements of the PVP III Funds, PVM III possesses the power to manage the investment activities of the PVP III Funds, including the power to direct the voting and disposition of the Common Stock of the Issuer. Under the Operating Agreement of PVM I, Arnold, Flint and McGuire (the Managing Members of such

CUSIP NO. 69900R 10 6                    13D                 Page 20 of 23 Pages
---------------------                                        -------------------

entity) possess the power to cause PVM I to exercise such voting and dispositive power with respect to the securities of the Issuer held by the PVP I Funds. Under the Operating Agreement of PVM III, Arnold, Flint, McGuire and Spoon (the Managing Members of such entity) possess the power to cause PVM III to exercise such voting and dispositive power with respect to the securities of the Issuer held by the PVP III Funds.

Item 7   MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit A - Agreement to File Jointly and Statement Appointing Designated Filer and Authorized Signatory, dated May 2, 2001 (incorporated by reference from Exhibit A to the Schedule 13D (Amendment No. 1) relating to the common stock of Paradigm Genetics, Inc. filed on May 2, 2001).

            Exhibit B - Schedule 13D (Amendment No. 1) filed by the undersigned with the Securities and Exchange Commission on May 2, 2001 is hereby incorporated by reference.

CUSIP NO. 69900R 10 6                    13D                 Page 21 of 23 Pages
---------------------                                        -------------------

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 29, 2002

                                    POLARIS VENTURE PARTNERS, L.P.,
                                    a Delaware Limited Partnership


                                    By:  /s/  John J. Gannon
                                        ----------------------------------------
                                        Authorized Signatory


                                    POLARIS VENTURE PARTNERS FOUNDERS
                                    FUND, L.P., a Delaware Limited Partnership


                                    By:  /s/  John J. Gannon
                                        ----------------------------------------
                                        Authorized Signatory


                                    POLARIS VENTURE MANAGEMENT CO.,
                                    L.L.C., a Delaware Limited Liability Company


                                    By:  /s/  John J. Gannon
                                        ----------------------------------------
                                        Authorized Signatory


                                    POLARIS VENTURE PARTNERS III, L.P., a
                                    Delaware Limited Partnership


                                    By:  /s/  John J. Gannon
                                        ----------------------------------------
                                        Authorized Signatory

CUSIP NO. 69900R 10 6                    13D                 Page 22 of 23 Pages
---------------------                                        -------------------

                                    POLARIS VENTURE PARTNERS FOUNDERS'
                                    FUND III, L.P.,
                                    a Delaware Limited Partnership


                                    By:  /s/  John J. Gannon
                                        ----------------------------------------
                                        Authorized Signatory


                                    POLARIS VENTURE PARTNERS
                                    ENTREPRENEURS' FUND III, L.P.,
                                    a Delaware Limited Partnership


                                    By:  /s/  John J. Gannon
                                        ----------------------------------------
                                        Authorized Signatory


                                    POLARIS VENTURE MANAGEMENT CO. III,
                                    L.L.C., a Delaware Limited Liability Company


                                    By:  /s/  John J. Gannon
                                        ----------------------------------------
                                        Authorized Signatory


                                    STEPHEN D. ARNOLD


                                    By:  /s/  John J. Gannon
                                        ----------------------------------------
                                        Authorized Signatory

CUSIP NO. 69900R 10 6                    13D                 Page 23 of 23 Pages
---------------------                                        -------------------

                                    JONATHAN A. FLINT


                                    By:  /s/  John J. Gannon
                                        ---------------------------------------
                                        Authorized Signatory


                                    TERRANCE G. MCGUIRE


                                    By:  /s/  John J. Gannon
                                        ----------------------------------------
                                        Authorized Signatory


                                    ALAN SPOON


                                    By:  /s/  John J. Gannon
                                        ----------------------------------------
                                        Authorized Signatory